Report of independent registered public accounting firm

To the Shareholder and Board of Directors of
Haywood Securities (USA) Inc.

Opinion on the financial statement

We have audited the accompanying statement of financial condition of **Haywood Securities (USA) Inc.** [the "Company"] as of September 30, 2018, and the related notes [the "financial statement"]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Vancouver, Canada
November 29, 2018

Ernst & Young LLP

Chartered Professional Accountants
We have served as the Company's auditors since 2005.



EY